Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and six months ended June 30, 2019 and 2018

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	June 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$65,337	$46,819
Accounts receivable, net (note 4)	212,300	245,728
Fuel and natural gas in storage	33,003	43,063
Supplies and consumables inventory	57,603	52,537
Regulatory assets (note 5)	42,398	59,037
Prepaid expenses	32,698	27,283
Derivative instruments (note 20)	13,718	9,616
Other assets and long-term investments	9,086	7,522
	466,143	491,605
Property, plant and equipment, net	6,811,277	6,393,558
Intangible assets, net	54,749	54,994
Goodwill	955,230	954,282
Regulatory assets (note 5)	404,325	391,437
Long-term investments (note 6)
Investments carried at fair value	1,097,661	814,530
Other long-term investments	61,383	134,371
Derivative instruments (note 20)	68,599	53,192
Deferred income taxes	74,389	72,415
Other assets	40,572	28,584
	$10,034,328	$9,388,968

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	June 30, 2019	December 31, 2018
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$81,628	$89,740
Accrued liabilities	197,885	235,586
Dividends payable	71,781	62,613
Regulatory liabilities (note 5)	38,880	39,005
Long-term debt (note 7)	8,429	13,048
Other long-term liabilities (note 9)	43,787	42,337
Derivative instruments (note 20)	7,084	14,339
Other liabilities	4,781	2,313
	454,255	498,981
Long-term debt (note 7)	3,773,477	3,323,747
Regulatory liabilities (note 5)	543,017	539,587
Deferred income taxes	471,827	444,145
Derivative instruments (note 20)	82,374	88,503
Pension and other post-employment benefits obligation	192,450	191,915
Other long-term liabilities (note 9)	261,127	263,582
	5,324,272	4,851,479
Redeemable non-controlling interests
Redeemable non-controlling interests, held by related party (note 13)	310,669	307,622
Redeemable non-controlling interests	27,962	33,364
Equity:
Preferred shares (note 10(b))	184,299	184,299
Common shares (note 10(a))	3,614,020	3,562,418
Additional paid-in-capital	45,414	45,553
Deficit	(499,344)	(595,259)
Accumulated other comprehensive income (loss) (note 11)	3,636	(19,385)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	3,348,025	3,177,626
Non-controlling interests
Non-controlling interests	487,745	519,896
Non-controlling interests, held by related party (note 13)	81,400	—
	569,145	519,896
Total equity	3,917,170	3,697,522
Commitments and contingencies (note 18)
Subsequent events (notes 3, 7 and 10)
	$10,034,328	$9,388,968
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Revenue
Regulated electricity distribution	$175,995	$199,763	$381,056	$412,468
Regulated gas distribution	70,935	74,766	248,596	256,774
Regulated water reclamation and distribution	32,697	33,522	59,483	61,114
Non-regulated energy sales	59,777	53,047	123,234	120,888
Other revenue	4,174	5,045	8,434	9,113
	343,578	366,143	820,803	860,357
Expenses
Operating expenses	120,187	120,262	240,300	241,384
Regulated electricity purchased	50,344	63,120	119,942	134,026
Regulated gas purchased	21,340	23,667	100,894	114,072
Regulated water purchased	1,785	2,282	3,239	4,330
Non-regulated energy purchased	2,658	4,523	9,579	13,454
Administrative expenses	13,524	13,563	26,642	26,147
Depreciation and amortization	69,813	64,781	140,860	133,430
Loss (gain) on foreign exchange	1,467	(1,272)	934	(1,071)
	281,118	290,926	642,390	665,772
Operating income	62,460	75,217	178,413	194,585
Interest expense	45,840	38,429	88,461	73,929
Change in value of investments carried at fair value (note 6)	(121,394)	(15,033)	(115,576)	101,971
Interest, dividend, equity and other income (note 6)	(39,268)	(10,892)	(64,558)	(21,553)
Pension and other post-employment non-service costs (note 8)	3,747	520	5,040	328
Other losses (gains)	5,358	(386)	5,978	(1,614)
Acquisition-related costs, net	445	1,058	2,389	8,644
Loss (gain) on derivative financial instruments (note 20(b)(iv))	(409)	55	(213)	172
	(105,681)	13,751	(78,479)	161,877
Earnings before income taxes	168,141	61,466	256,892	32,708
Income tax expense (note 15)
Current	4,974	2,498	9,949	5,384
Deferred	15,831	4,328	25,687	34,498
	20,805	6,826	35,636	39,882
Net earnings (loss)	147,336	54,640	221,256	(7,174)
Net effect of non-controlling interests (note 14)
Net effect of non-controlling interests	16,361	10,822	35,689	90,234
Net effect of non-controlling interests held by related party	(7,072)	—	(13,914)	—
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$156,625	$65,462	$243,031	$83,060
Series A and D Preferred shares dividend (note 12)	2,109	2,014	4,215	4,070
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$154,516	$63,448	$238,816	$78,990
Basic net earnings per share (note 16)	$0.31	$0.14	$0.49	$0.18
Diluted net earnings per share (note 16)	$0.31	$0.14	$0.48	$0.17
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Net earnings (loss)	$147,336	$54,640	$221,256	$(7,174)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax recovery of $365 and $112 (2018 - $1,178 and $878), respectively (notes 20(b)(iii) and 20(b)(iv))	(2,859)	(10,370)	11,955	(12,816)
Change in fair value of cash flow hedges, net of tax expense of $4,682 and $5,200 (2018 - $1,701 and $306), respectively (note 20(b)(ii))	12,167	4,554	13,630	803
Change in pension and other post-employment benefits, net of tax expense of $141 and $50 (2018 - tax recovery of $19 and $56), respectively (note 8)	209	(180)	(45)	(282)
Other comprehensive income (loss), net of tax	9,517	(5,996)	25,540	(12,295)
Comprehensive income (loss)	156,853	48,644	246,796	(19,469)
Comprehensive loss attributable to the non-controlling interests	(6,601)	(10,812)	(19,070)	(90,247)
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$163,454	$59,456	$265,866	$70,778
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the six months ended June 30, 2019

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2018	$3,562,418	$184,299	$45,553	$(595,259)	$(19,385)	$519,896	$3,697,522
Adoption of ASU 2017-12 on hedging (note 2(a))	—	—	—	(186)	186	—	—
Net earnings (loss)	—	—	—	243,031	—	(21,775)	221,256
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(9,267)	(9,267)
Other comprehensive income	—	—	—	—	22,835	2,705	25,540
Contributions received from non-controlling interests, net of costs	—	—	—	—	—	100,318	100,318
Dividends declared and distributions to non-controlling interests	—	—	—	(103,917)	—	(22,732)	(126,649)
Dividends and issuance of shares under dividend reinvestment plan	33,447	—	—	(33,447)	—	—	—
Common shares issued pursuant to public offering, net of costs (note 10(a))	5,093	—	—	—	—	—	5,093
Common shares issued upon conversion of convertible debentures	90	—	—	—	—	—	90
Common shares issued pursuant to share-based awards (note 10(c))	12,972	—	(6,447)	(9,566)	—	—	(3,041)
Share-based compensation (note 10(c))	—	—	6,308	—	—	—	6,308
Balance, June 30, 2019	$3,614,020	$184,299	$45,414	$(499,344)	$3,636	$569,145	$3,917,170

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the year ended December 31, 2018

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2017	$3,021,699	$184,299	$38,569	$(524,311)	$(2,792)	$602,636	$3,320,100
Adoption of Topic 606 on revenue	—	—	—	1,860	—	—	1,860
Adoption of ASU 2018-02 on tax effects in AOCI	—	—	—	(10,625)	10,625	—	—
Net earnings (loss)	—	—	—	184,988	—	(105,899)	79,089
Redeemable non-controlling interests not included in equity	—	—	—	—	—	4,923	4,923
Other comprehensive loss	—	—	—	—	(27,218)	(1,481)	(28,699)
Dividends declared and distributions to non-controlling interests	—	—	—	(187,890)	—	(9,393)	(197,283)
Dividends and issuance of shares under dividend reinvestment plan	55,442	—	—	(55,442)	—	—	—
Common shares issued pursuant to public offering, net of costs	472,180	—	—	—	—	—	472,180
Common shares issued upon conversion of convertible debentures	447	—	—	—	—	—	447
Common shares issued pursuant to share-based awards (note 10(c))	12,650	—	(4,027)	(3,839)	—	—	4,784
Share-based compensation (note 10(c))	—	—	11,011	—	—	—	11,011
Contributions received from non-controlling interests, net of costs	—	—	—	—	—	29,110	29,110
Balance, December 31, 2018	$3,562,418	$184,299	$45,553	$(595,259)	$(19,385)	$519,896	$3,697,522
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Cash provided by (used in):
Operating Activities
Net earnings (loss)	$147,336	$54,640	$221,256	$(7,174)
Adjustments and items not affecting cash:
Depreciation and amortization	69,813	64,781	140,860	133,430
Deferred taxes	15,831	4,328	25,687	34,498
Unrealized loss (gain) on derivative financial instruments	9,144	(5,059)	9,675	(2,183)
Share-based compensation expense	3,672	2,037	5,215	3,615
Cost of equity funds used for construction purposes	(698)	(724)	(1,160)	(1,377)
Change in value of investments carried at fair value	(119,856)	(15,033)	(114,038)	101,971
Pension and post-employment contributions in excess of expense	434	195	3,231	3,338
Distributions received from equity investments, net of income	2,629	1,713	4,693	1,266
Other	(382)	3,398	523	2,872
Changes in non-cash operating items (note 19)	5,669	22,977	(40,229)	(39,991)
	133,592	133,253	255,713	230,265
Financing Activities
Increase in long-term debt	1,488,244	168,786	2,110,785	1,003,204
Decrease in long-term debt	(1,372,856)	(539,928)	(1,689,224)	(602,733)
Cash dividends on common shares	(47,504)	(36,582)	(92,214)	(76,062)
Dividends on preferred shares	—	—	(2,106)	(2,056)
Contributions from non-controlling interests, related party (note 6(b))	96,752	—	96,752	—
Contributions from non-controlling interests	475	—	475	—
Production-based cash contributions from non-controlling interest	—	2,593	3,565	13,856
Distributions to non-controlling interests	(7,057)	(1,846)	(16,387)	(4,352)
Issuance of common shares, net of costs	5,974	346,956	6,367	347,285
Proceeds upon settlement of derivatives	—	—	(8,732)	—
Shares surrendered to fund withholding taxes on exercised share options	(3,941)	(1,230)	(3,941)	(1,557)
Increase in other long-term liabilities	774	5,164	4,052	7,267
Decrease in other long-term liabilities	(11,334)	(8,909)	(13,779)	(12,084)
	149,527	(64,996)	395,613	672,768
Investing Activities
Additions to property, plant and equipment	(105,664)	(83,096)	(213,050)	(241,270)
Increase in long-term investments	(184,887)	(13,146)	(415,687)	(668,309)
Acquisitions of operating entities	—	—	(1,350)	—
Decrease (increase) in other assets	(11,975)	436	(13,011)	1,009
Receipt of principal on development loans receivable	—	—	10,601	—
Proceeds from sale of long-lived assets	—	—	—	3,004
	(302,526)	(95,806)	(632,497)	(905,566)
Effect of exchange rate differences on cash and restricted cash	566	(215)	725	(492)
Increase (decrease) in cash, cash equivalents and restricted cash	(18,841)	(27,764)	19,554	(3,025)
Cash, cash equivalents and restricted cash, beginning of period	104,168	84,162	65,773	59,423
Cash, cash equivalents and restricted cash, end of period	$85,327	$56,398	$85,327	$56,398

Algonquin Power & Utilities Corp. Unaudited Interim Consolidated Statements of Cash Flows Supplemental disclosure of cash flow information: (thousands of U.S. dollars)	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Cash paid during the period for interest expense	$46,180	$44,044	$83,324	$77,643
Cash paid during the period for income taxes	10,192	3,312	9,538	4,536
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$29,207	$25,569	$29,207	$25,569
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	17,970	13,880	45,193	27,867
Issuance of common shares upon conversion of convertible debentures	64	150	94	317
Sale of property, plant and equipment in exchange of note receivable	$—	$14,657	$—	$14,657
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC's operations are organized across two primary North American business units consisting of the Liberty Utilities Group and the Liberty Power Group. The Liberty Utilities Group ("Liberty Utilities Group") owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations; the Liberty Power Group ("Liberty Power Group") owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation utility assets. APUC also owns a 44.2% equity interest in Atlantica Yield plc ("Atlantica") (NASDAQ: AY), a company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission and water assets.
1.Significant accounting policies

(a)	Basis of preparation
The accompanying unaudited interim consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and Article 10 of Regulation S-X provided by the U.S. Securities and Exchange Commission. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the consolidated financial statements of APUC for the year ended December 31, 2018, except for adopted accounting policies described in note 2(a).
(b)     Seasonality
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the Regulator and is not affected by usage. APUC's different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For APUC's wind energy assets, wind resources are typically stronger in spring, fall and winter and weaker in summer. APUC's solar energy assets experience greater insolation in summer, weaker in winter.
(c)Leases
The Company adopted the U.S. Financial Accounting Standards Board ("FASB") Leases Topic 842 ("ASC 842") in the first quarter of 2019 using a modified retrospective approach.
The Company leases buildings, vehicles, rail cars, and office equipment for use in its day-to-day operations. The Company has options to extend the lease term of many of its lease agreements, with renewal periods ranging from one to five years. As at the balance sheet date, the Company is not reasonably certain that these renewal options will be exercised.
The Liberty Power Group enters into land easement agreements for the operation of its generation facilities. In assessing whether these contracts contain leases, the Company considers whether it has exclusive use of the land. In the majority of situations, the landowner or grantor of the easement still has full access to the land and can use the land in any capacity, as long as it does not interfere with the Company’s operations. Therefore, these land easement agreements do not contain leases. For land easement agreements that provide exclusive access to and use of the land, these agreements meet the definition of a lease and are within the scope of ASC 842.
The Liberty Utilities Group enters into easement agreements for the operation of its utilities. For all easements that existed or were expired as of January 1, 2019, the practical expedient was taken to not change the legacy accounting for these easement contracts. For new easement contracts entered into subsequent to January 1, 2019, the Company will consider whether they contain a lease.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

1.Significant accounting policies (continued)
(c)Leases (continued)
The implementation of ASC 842 did not have an impact on the Company's existing financing leases. The weighted-average remaining lease term of the Company's finance leases is 6.04 years. New right-of-use assets and lease liabilities of $8,295 were recognized for the Company's operating leases as at January 1, 2019. The weighted-average discount rate used for the measurement of these new assets and liabilities was 4.34% and the weighted-average remaining lease term is 14.26 years. Lease costs incurred and cash paid for financing and operating leases during the three and six months ended June 30, 2019 were not material.
The right-of-use assets are included in property, plant and equipment while lease liabilities are included in other liabilities on the unaudited interim consolidated balance sheets.
The Company's operating leases payments for the next five years and thereafter are as follows:

Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
$1,840	$1,256	$669	$510	$491	$4,752	$9,518
The lease payments for the Company's financing leases are expected to be approximately $537 annually for the next five years, and $610 thereafter.
2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The FASB issued accounting standards update ("ASU") 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes to identify a suitable alternative to the U.S. dollar LIBOR that is more firmly based on actual transactions in a robust market. This update permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes. This update was adopted concurrently with ASU 2017-12 in the first quarter of 2019. The Company will follow the pronouncements prospectively for qualifying new or redesignated hedging relationships.
The FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting to expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. This update changes the measurement basis and date of non-employee share-based payment awards and also makes amendments to how to measure non-employee awards with performance conditions. The adoption of this update in the first quarter of 2019 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements. The update also makes certain targeted improvements to simplify the application of the hedge accounting guidance. The FASB also issued ASU 2019-04 that contains further codification improvements to ASU 2017-12. The adoption of these updates in the first quarter of 2019 resulted in a reclassification of $186 from retained earnings to accumulated other comprehensive income for previous hedge ineffectiveness recognized in earnings for outstanding hedging contracts. The Company has also made certain amendments and simplifications to hedge effectiveness testing procedures and documentation to be followed prospectively where applicable in accordance with the pronouncements in the update.
The FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception to address narrow issues with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The adoption of this update in the first quarter of 2019 had no impact on the unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(a)	Recently adopted accounting pronouncements (continued)
The FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations utilizing leases. This ASU requires lessees to recognize the assets and liabilities arising from all leases on the balance sheet, but the effect of leases in the statement of operations and the statement of cash flows is largely unchanged. The FASB also issued subsequent amendments to ASC 842 that provide further practical expedients as well as codification clarifications and improvements. The adoption of this new lease standard in the first quarter of 2019 using a modified retrospective approach resulted in an adjustment of $8,295 to right-of-use assets and operating lease liabilities on the unaudited interim consolidated balance sheets, with no restatement of the comparative period.
The Company implemented new processes and procedures for the identification, analysis, and measurement of new lease contracts. A new software solution was implemented to assist with contract management, information tracking, and measurement as it relates to the new standard. The Company elected the following practical expedients as part of its adoption:

1.	"Package of three" practical expedient that permits the Company not to reassess the scope, classification and initial direct costs of its expired and existing leases;

2.	Land easements practical expedient that permits the Company not to reassess the accounting for land easements previously not accounted for under Leases ASC 840; and

3.	Hindsight practical expedient that allows the Company to use hindsight in determining the lease term for existing contracts.
In addition, the Company made an accounting policy election to not recognize a lease liability or right-of-use asset on its consolidated balance sheets for short-term leases (lease term less than 12 months).

(b)	Recently issued accounting guidance not yet adopted
The FASB issued ASU 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief to provide entities that have certain instruments measured at amortized cost within the scope of Subtopic 326-20, with an option to irrevocably elect the fair value option in Subtopic 825-10 to be applied on an instrument-by-instrument basis. This election is not available for held-to-maturity debt securities. The amendments are effective the same date as update 2016-13, which is January 1, 2020. The Company is currently in the process of evaluating the impact of this update on its consolidated financial statements.
The FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815 - Derivatives and Hedging, and Topic 825, Financial Instruments to provide specific clarification and correction in certain areas of ASU No. 2016-01, 2016-13, and 2017-12. The amendments to update 2017-12 are effective the same date as update 2017-12, which was adopted in the first quarter of 2019. The adoption of this update by the Company had no impact on its unaudited interim consolidated financial statements. The amendments to updates 2016-01 and 2016-13 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently in the process of evaluating the impact of the adoption of these updates on its unaudited interim consolidated financial statements. The Company does not expect a significant impact on its consolidated financial statements as a result of the adoption of these updates.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects

(a)	Agreement to develop the Maverick Creek Wind Project
Subsequent to quarter end, on August 8, 2019, the Liberty Power Group agreed to jointly develop an approximately 470 MW Maverick Creek Wind Project located in Concho County, Texas with Renewable Energy Systems Americas Inc. Construction of the project is expected to begin in September 2019, and achieve COD in the fourth quarter of 2020.

(b)	Agreement to acquire Bermuda Electric Light Company
On June 3, 2019, the Company entered into an agreement to acquire the Ascendant Group Limited ("Ascendant"), parent company of Bermuda Electric Light Company. Bermuda Electric Light Company is the sole electric utility providing regulated electrical generation, transmission and distribution services to Bermuda's approximate 63,000 residents and businesses. The total purchase price for the transaction is approximately $365,000. Closing of the transaction remains subject to shareholder and regulatory approvals and is expected in late 2019.

(c)	Agreement to acquire Mid-West Wind Development Project
The Empire District Electric Company ("Empire Electric System") entered into purchase agreements to acquire, once completed, three wind farms generating up to 600 MW of wind energy located in Barton, Dade, Lawrence, and Jasper Counties in Missouri and in Neosho County, Kansas ("Mid-West Wind Development Project").  The agreements contain development milestones and termination provisions that primarily apply prior to the commencement of construction in the third and fourth quarters of 2019. Upon closing of the acquisition, anticipated in the first quarter of 2021, total costs are estimated at $1,100,000 These assets, net of third party tax equity investment, are expected to be included in the rate base of the Empire Electric System in the first half of 2021.

(d)	Agreement to acquire Enbridge Gas New Brunswick Limited Partnership
On December 4, 2018, the Company entered into an agreement to acquire Enbridge Gas New Brunswick Limited Partnership (“New Brunswick Gas”). New Brunswick Gas is a regulated utility that provides natural gas to approximately 12,000 customers and operates approximately 800 km of natural gas distribution pipeline. The total purchase price for the transaction is C$331,000, subject to certain closing adjustments. Regulatory approval was received during the quarter. Closing of the transaction remains subject to provincial approval and is expected in 2019.

(e)	Agreement to acquire St. Lawrence Gas Company, Inc.
On August 31, 2017, the Company entered into an agreement to acquire St. Lawrence Gas Company, Inc. ("SLG"). SLG is a rate regulated natural gas distribution utility serving customers in northern New York state. The total purchase price for the transaction is $70,000, less total third-party debt of SLG outstanding at closing, and subject to certain closing adjustments. Closing of the transaction remains subject to regulatory approval and is expected in 2019.

(f)	Approval to acquire the Perris Water Distribution System
On August 10, 2017, the Company’s Board of Directors approved the acquisition of two water distribution systems serving customers from the City of Perris, California.  The anticipated purchase price of $11,500 is expected to be established as rate base during the regulatory approval process.  The City of Perris residents voted to approve the sale on November 7, 2017. The Liberty Utilities Group filed an application requesting approval for the acquisition of the assets of the water utilities with the California Public Utility Commission on May 8, 2018. Final approval is expected in 2019.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

4.	Accounts receivable
Accounts receivable as of June 30, 2019 include unbilled revenue of $52,661 (December 31, 2018 - $79,742) from the Company’s regulated utilities. Accounts receivable as of June 30, 2019 are presented net of allowance for doubtful accounts of $6,523 (December 31, 2018 - $5,281).

5.	Regulatory matters
The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC Topic 980, Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State	Regulatory proceeding type	Annual revenue increase	Effective date
Peach State Gas System	Georgia	GRAM	$2,367	February 1, 2019
Woodmark/Tall Timbers	Texas	GRC	$484	August 1, 2019

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

5.	Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	June 30, 2019	December 31, 2018
Regulatory assets
Environmental remediation	$83,903	$82,295
Pension and post-employment benefits	125,412	125,959
Debt premium	45,499	48,847
Fuel and commodity costs adjustments	21,283	26,310
Rate adjustment mechanism	33,516	37,202
Clean energy and other customer programs	24,330	22,269
Deferred construction costs	13,807	13,986
Asset retirement	22,529	21,048
Income taxes	34,971	34,822
Rate review costs	8,040	7,990
Other	33,433	29,746
Total regulatory assets	$446,723	$450,474
Less: current regulatory assets	(42,398)	(59,037)
Non-current regulatory assets	$404,325	$391,437

Regulatory liabilities
Income taxes	$322,290	$323,384
Cost of removal	196,469	193,564
Rate base offset	9,778	10,900
Fuel and commodity costs adjustments	19,715	22,552
Deferred compensation received in relation to lost production	4,788	6,003
Deferred construction costs - fuel related	7,178	7,258
Pension and post-employment benefits	6,519	2,170
Other	15,160	12,761
Total regulatory liabilities	$581,897	$578,592
Less: current regulatory liabilities	(38,880)	(39,005)
Non-current regulatory liabilities	$543,017	$539,587

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

6.	Long-term investments
Long-term investments consist of the following:

	June 30, 2019	December 31, 2018
Long-term investments carried at fair value
Atlantica (a)	$1,018,837	$814,530
AYES Canada (b)	78,824	—
	$1,097,661	$814,530
Other long-term investments
Equity-method investees
Amherst Island Wind Project (c)	—	7,655
San Antonio Water System (d)	18,231	—
Red Lily I Wind Facility	17,284	15,705
AAGES (e)	1,299	2,622
Other (f)	13,672	4,510
	$50,486	$30,492
Development loans receivable from equity-method investees (g)	9,997	101,416
Other	2,247	3,870
Other long-term investments	$62,730	$135,778
Less: current portion	(1,347)	(1,407)
	$61,383	$134,371
For the three and six months ended June 30, 2019, dividend income of $35,381 and $51,189 (2018 - $8,532 and $17,210), interest income of $2,349 and $10,076 (2018 - $1,185 and $1,731) and equity loss of $2,629 and $4,735, respectively (2018 - equity income of $75 and $472) are included in interest, dividend, equity and other income on the unaudited interim consolidated statements of operations.
(a)Investment in Atlantica
During the quarter, APUC purchased an additional 3,384,402 ordinary shares of Atlantica, which increased the Company's current ownership of Atlantica to approximately 44.2% (December 31, 2018 - 41.5%). APUC has the flexibility, subject to certain conditions, to increase its ownership of Atlantica to up to 48.5%. Of the 3,384,402 shares received during the quarter, 1,384,402 shares were purchased for cash consideration of $30,000 and 2,000,000 shares were received pursuant to a prepayment of $53,750. Within the next six months, the Company will settle any additional amount owed under the prepayment purchase agreement in cash or ordinary shares of Atlantica. For the three and six months ended June 30, 2019, APUC recorded a fair value gain on its total investment in Atlantica of $136,809 and $130,991 (2018 - gain of $15,033 and loss of $101,971).
(b)Investment in AYES Canada
On May 24, 2019, APUC and Atlantica formed Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”), a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. The first investment was Windlectric Inc. APUC invested $91,919 (C$123,603) and Atlantica invested $4,834 (C$6,500), in AYES Canada which in turn invested those funds in Amherst Island Partnership (“AIP”), the holding company of Windlectric.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

6.	Long-term investments (continued)
(b)Investment in AYES Canada (continued)
AYES Canada is considered to be a variable interest entity based on the disproportionate voting and economic interests of the shareholders. Atlantica is considered to be the primary beneficiary of AYES Canada. Under the AYES Canada shareholders agreement, among other things, APUC has the option to exchange from May 2020, subject to certain conditions, approximately 3,500,000 shares of AYES Canada into ordinary shares of Atlantica on a one-for-one basis. Accordingly, APUC's investment in AYES Canada is considered an equity method investment. Consistent with the treatment of the Atlantica shares, the Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in AYES Canada, with changes in fair value reflected in the consolidated statements of operations. A level 3 discounted cash flow approach combined with a Black-Scholes option-pricing calculation were used to estimate the fair value of the investment. For the three and six months ended June 30, 2019, APUC recorded dividend income of $17,466 and a fair value loss of $15,415 on its investment in AYES Canada.
APUC consolidates AIP and Windlectric. The investment of $96,752 (C$130,103) by AYES Canada in AIP is presented as a non-controlling interest held by a related party (note 13). The partnership agreement has liquidation rights and priorities to each equity holder that are different from the underlying percentage ownership interests. As such, the share of earnings attributable to the non-controlling interest holder is calculated using the Hypothetical Liquidation at Book Value (“HLBV”) method of accounting.
(c)Amherst Island Wind Project
Up to April 16, 2019, APUC had a 50% interest in Windlectric Inc. ("Windlectric"), which owns a 74.1 MW wind generating facility (“Amherst Island Wind Facility”) in the Province of Ontario. Construction was completed during the second quarter of 2018.
On April 16, 2019, the Company acquired the remaining 50% interest in Windlectric for $6,362 (C$8,500) and as a result, obtained control of the facility. Given substantially all of the fair value of the gross assets acquired is concentrated in the wind equipment, the facility is not considered a business. The acquisition was treated as an asset acquisition, which requires that the fair value of assets acquired and liabilities assumed in the subsidiary be recognized on the consolidated balance sheets as of the acquisition date. It further requires that pre-existing relationships such as the existing development loan between the two parties of $316,786 (note 6(g)) and prior investments achieved in stages also be remeasured at fair value. An income approach was used to value these items.
The following table summarizes the allocation of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$14,279
Property, plant and equipment	311,175
Deferred tax asset	3,479
Asset retirement obligation	(1,600)
Net assets acquired	$327,333
Cash	$16,751
Net assets acquired, net of cash	$310,582

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

6.	Long-term investments (continued)
(d)San Antonio Water System
On May 1, 2019, APUC invested $17,000 by way of a secured loan into AWUSA VR Holding LLC ("AWUSA"), a wholly owned subsidiary of Abengoa. An additional amount of $5,000 is payable at a later date, subject to certain conditions. The loan is secured by AWUSA's investment in the Vista Ridge water pipeline project. The Vista Ridge Water Pipeline Project is a 140 mile water pipeline from Burleson County, Texas to San Antonio, Texas. Since APUC has the power to direct the activities of AWUSA and benefits from the economics of this entity, the Company consolidates AWUSA and its 20% interest in Vista Ridge. The investment in Vista Ridge is accounted for using the equity method. Commercial operations are expected in 2020.
(e)Investment in AAGES
APUC has a 50% interest in Abengoa-Algonquin Global Energy Solutions B.V. (“AAGES B.V.”), AAGES Development Canada Inc. and AAGES Development Spain, S.A (collectively, the “AAGES entities”) which identify, develop, and construct clean energy and water infrastructure assets with a global focus for which it expects to earn development fees from successful projects. AAGES Development Canada Inc. and AAGES Development Spain, S.A are considered variable interest entities due to the level of equity at risk. The Company is not considered the primary beneficiary of either entity as the two partners have joint control and all decisions must be unanimous. As such, the Company is accounting for its investment in the joint ventures under the equity method. In 2019, APUC and Abengoa S.A. each contributed additional capital of $2,262 (December 31, 2018 - $5,000) to the AAGES entities to fund ongoing operations until such time as they earn development fees from successful projects. The Company's share of the development costs resulted in an equity loss of $2,789 and $3,446 (2018 - $239 and $452) to the Company's unaudited interim consolidated financial results for the three and six months ended June 30, 2019, respectively.
(f)Wataynikaneyap Power Transmission Project
During the first quarter, APUC acquired a 9.8% ownership interest in the Wataynikaneyap Power Transmission Project, a transmission project that involves the development, construction and operation of a 1,800 km transmission line in Northwestern Ontario.

(g)	Development loans
The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company is obligated to provide cash advances and credit support (in the form of letters of credit, escrowed cash, or guarantees) in amounts necessary for the continued development and construction of the equity investees' projects.
Following acquisition of control of Windlectric (note 6(c)), amounts advanced to Windlectric are eliminated on consolidation.
As at June 30, 2019, the Company has a balance receivable from the AAGES entities of $9,997 (December 31, 2018 - $4,940). During the quarter, AAGES Spain issued $15,932 (€14,000) of surety bonds as a security of performance for a development opportunity. The bonds are guaranteed by APUC. In addition, as at June 30, 2019, the Company has issued $7,655 in letters of credit on behalf of AAGES to secure performance on development opportunities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		June 30, 2019	December 31, 2018
Senior unsecured revolving credit facilities (a)	—	2019-2023	N/A		$145,290	$97,000
Senior unsecured bank credit facilities (b)	—	2019-2020	N/A		135,000	321,807
Commercial paper (c)	—	2023	N/A		1,250	6,000
U.S. dollar borrowings
Senior unsecured notes	4.09%	2020-2047		$1,225,000	1,219,124	1,218,680
Senior unsecured utility notes	5.99%	2020-2035		$222,000	239,476	240,161
Senior secured utility bonds	4.75%	2020-2044		$662,500	674,517	676,697
Subordinated unsecured notes (d)	6.5%	2078-2079	637,500		621,458	278,771
Canadian dollar borrowings
Senior unsecured notes (e)	4.48%	2020-2029	C$	950,669	722,901	474,764
Senior secured project notes	10.24%	2020-2027	C$	29,956	22,890	22,915
					$3,781,906	$3,336,795
Less: current portion					(8,429)	(13,048)
					$3,773,477	$3,323,747
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Short-term obligations of $274,895 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Recent financing activities:

(a)	Senior unsecured revolving credit facilities
Subsequent to quarter end, on July 12, 2019, the Company entered into a new $500,000 senior unsecured revolving bank credit facility that matures July 12, 2024. The interest rate is equal to the bankers' acceptance or LIBOR plus a credit spread. The existing C$165,000 credit facility was canceled.

(b)	Senior unsecured bank credit facilities
On May 23, 2019, the Company fully repaid the remaining outstanding balance of $186,807 on its corporate term facility. On June 27, 2019, the Liberty Utilities Group extended the maturity of its $135,000 term loan to July 6, 2020.

(c)	Commercial paper
Subsequent to quarter end, on July 1, 2019, the Liberty Utilities Group established a new $500,000 commercial paper program. This program is backstopped by the Liberty Utilities Group's bank credit facility.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Long-term debt (continued)

(d)	Subordinated unsecured notes
On May 23, 2019, the Company issued $350,000 unsecured, 6.20% fixed-to-floating subordinated notes (“subordinated notes”) maturing on July 1, 2079. Concurrent with the offering, the Company entered into a cross currency swap to convert the U.S. dollar denominated coupon and principal payments from the offering into Canadian dollars, resulting in an effective interest rate to the Company throughout the fixed-rate period of the Notes of approximately 5.9565% (note 20(b)(ii)).
Beginning on July 1, 2024, and on every quarter thereafter that the subordinated notes are outstanding (the "interest reset date") until July 1, 2029, the subordinated notes will be reset at an interest rate of the three-month LIBOR plus 4.01%, payable in arrears. Beginning on July 1, 2029, and on every interest reset date until July 1, 2049, the subordinated notes will be reset at an interest rate of the three-month LIBOR plus 4.26%, payable in arrears. Beginning on July 1, 2049, and on every interest reset date until July 1, 2079, the subordinated notes will be reset at an interest rate of the three-month LIBOR plus 5.01%, payable in arrears.
The Company may elect, at its sole option, to defer the interest payable on the subordinated notes on one or more occasions for up to five consecutive years. Deferred interest will accrue, compounding on each subsequent interest payment date, until paid. Additionally, on or after July 1, 2024, the Company may, at its option, redeem the subordinated notes, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest.

(e)	Canadian dollar senior unsecured notes
During the first quarter, the Liberty Power Group issued C$300,000 senior unsecured notes bearing interest at 4.6% with a maturity date of January 29, 2029. The notes were sold at a price of C$99.952 per C$100.00 principal amount. Concurrent with the financing, the Liberty Power Group unwound and settled the related forward-starting interest rate swap on a notional bond of C$135,000 (note 20(b)(ii)).

8.	Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB") in the unaudited interim consolidated statements of operations.

	Pension benefits
	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Service cost	$2,795	$3,614	$6,060	$7,228
Non-service costs
Interest cost	3,670	4,459	8,429	8,390
Expected return on plan assets	(3,088)	(7,005)	(10,211)	(14,011)
Amortization of net actuarial loss	2,060	111	1,744	223
Amortization of prior service credits	(412)	(156)	(390)	(311)
Amortization of regulatory assets/liability	1,194	3,091	4,271	5,157
	3,424	500	3,843	(552)
Net benefit cost	$6,219	$4,114	$9,903	$6,676

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

8.	Pension and other post-employment benefits (continued)

	OPEB
	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Service cost	$1,203	$1,487	$2,402	$2,974
Non-service costs
Interest cost	1,834	1,625	3,618	3,251
Expected return on plan assets	(1,371)	(1,849)	(3,301)	(3,697)
Amortization of net actuarial gain	(424)	(38)	(476)	(77)
Amortization of prior service credits	(10)	(65)	(105)	(131)
Amortization of regulatory assets/liability	294	347	1,461	1,534
	323	20	1,197	880
Net benefit cost	$1,526	$1,507	$3,599	$3,854
The service cost components of pension plans and OPEB are shown as part of operating expenses within operating income in the unaudited interim consolidated statements of operations. The remaining components of net benefit costs are considered non-service costs and have been included outside of operating income in pension and post-employment non-service costs in the unaudited interim consolidated statements of operations.

9.	Other long-term liabilities
Other long-term liabilities consist of the following:

	June 30, 2019	December 31, 2018
Advances in aid of construction	$60,106	$63,703
Environmental remediation obligation	57,854	55,621
Asset retirement obligations	45,535	43,291
Customer deposits	30,329	29,974
Unamortized investment tax credits	17,688	17,491
Deferred credits	35,325	42,711
Preferred shares, Series C	13,860	13,418
Lease liabilities (note 1(c))	10,388	3,436
Other	33,829	36,274
	304,914	305,919
Less: current portion	(43,787)	(42,337)
	$261,127	$263,582

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Shareholders’ capital

(a)	Common shares
Number of common shares:

	Six Months Ended June 30
	2019	2018
Common shares, beginning of period	488,851,433	431,765,935
Public offering	509,431	37,505,274
Dividend reinvestment plan	3,225,749	2,532,767
Exercise of share-based awards (c)	886,931	352,800
Conversion of convertible debentures	11,883	38,138
Common shares, end of period	493,485,427	472,194,914
On February 28, 2019, APUC established an at-the-market equity program ("ATM program") that allows the Company to issue up to $250,000 of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States. During the six months ended June 30, 2019, the Company issued 509,431 common shares under the ATM program at an average price of $12.23 per common share for gross proceeds of $6,233 ($6,139 net of commissions). Subsequent to quarter end, the Company issued 564,500 common shares at an average price of $12.36 per common share for gross proceeds of $6,979 ($6,874 net of commissions). Other related costs, primarily related to the establishment of the ATM program, were $1,128.

(b)	Preferred shares
The holders of Series D preferred shares have the right to convert their shares into cumulative floating rate preferred shares, Series E, subject to certain conditions on March 31, 2019, and every fifth year thereafter. The Series D did not convert to Series E on March 31, 2019. The dividend for the five-year period from and including March 31, 2019 to but excluding March 31, 2024 will be C$1.2728. The Series D dividend will reset on March 31, 2024 and every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. The Series D preferred shares are redeemable at C$25 per share at the option of the Company on March 31, 2024 and every fifth year thereafter.

(c)	Share-based compensation
During the six months ended June 30, 2019, the Board of Directors of APUC (the "Board") approved the grant of 1,113,775 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$14.96, the market price of the underlying common share at the date of grant. One-third of the options vest on each of December 31, 2019, 2020, and 2021. Options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

	2019
Risk-free interest rate	1.9%
Expected volatility	20%
Expected dividend yield	4.3%
Expected life	5.50 years
Weighted average grant date fair value per option	C$	1.66

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Shareholders’ capital (continued)

(c)	Share-based compensation (continued)
In March 2019, executives of the Company exercised 2,596,357 stock options at a weighted average exercise price of C$10.44 in exchange for 573,975 common shares issued from treasury, and 2,022,382 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
In March 2019, 366,787 Performance Share Units ("PSUs") were granted to executives of the Company. Subsequent to quarter end, 385,967 PSUs were granted to employees of the Company. The PSUs vest on January 1, 2022.
During the first quarter, the Company settled 344,340 PSUs in exchange for 179,830 common shares issued from treasury, and 164,510 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs.
During the second quarter, 125,001 bonus deferral restricted share units ("RSUs") were granted to employees of the Company. The RSUs are 100% vested.
During the six months ended June 30, 2019, 42,215 Deferred Share Units (“DSUs”) were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs.
For the three and six months ended June 30, 2019, APUC recorded $2,566 and $4,473 (2018 - $2,061 and $3,645) in total share-based compensation expense. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of June 30, 2019, total unrecognized compensation costs related to non-vested options and PSUs were $1,808 and $9,993, respectively, and are expected to be recognized over a period of 2.10 and 1.80 years, respectively.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

11.Accumulated other comprehensive income (loss)
AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Change in fair value of cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2018	$(47,701)	$55,366	$(10,457)	$(2,792)
Cumulative catch-up adjustments related to adoption of ASU 2018-02 on tax effects in AOCI	—	11,657	(1,032)	10,625
OCI before reclassifications	(26,488)	1,567	2,046	(22,875)
Amounts reclassified	—	(4,257)	(86)	(4,343)
Net current period OCI	(26,488)	(2,690)	1,960	(27,218)
Balance, December 31, 2018	$(74,189)	$64,333	$(9,529)	$(19,385)
Cumulative catch-up adjustment related to adoption of ASU 2017-12 on tax effects in AOCI (note 2(a))	—	186	—	186
OCI before reclassifications	9,250	10,087	(48)	19,289
Amounts reclassified	—	3,543	3	3,546
Net current period OCI	$9,250	$13,630	$(45)	$22,835
Balance, June 30, 2019	$(64,939)	$78,149	$(9,574)	$3,636
Amounts reclassified from AOCI for cash flow hedges affected revenue from non-regulated energy sales and interest expense while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs.

12.	Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared during the period were as follows:

	Three Months Ended June 30
	2019				2018
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$69,868		$0.1410		$60,739		$0.1282
Series A preferred shares	C$	1,549	C$	0.3226	C$	1,350	C$	0.2813
Series D preferred shares	C$	1,273	C$	0.3182	C$	1,250	C$	0.3125

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

	Six Months Ended June 30
	2019				2018
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$133,149		$0.2692		$111,359		$0.2447
Series A preferred shares	C$	3,097	C$	0.6452	C$	2,700	C$	0.5626
Series D preferred shares	C$	2,523	C$	0.6307	C$	2,500	C$	0.6250

13.	Related party transactions
Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees $7,159 and $12,853 (2018 - $942 and $1,936) during the three and six months ended June 30, 2019, respectively.
During the quarter, the Company entered into an enhanced cooperation agreement with Atlantica to, among other things, provide a framework for evaluating mutually advantageous transactions. For a period of one year from the date of the agreement, Atlantica has an exclusive right of first offer for interests in certain Liberty Power assets.
Redeemable non-controlling interests held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by AAGES B.V. in 2018. Redemption is not considered probable as at June 30, 2019. The Company incurred non-controlling interest attributable to AAGES B.V. of $7,072 and $13,914 (2018 - $nil and $nil) and recorded distributions of $3,773 and $10,867 (2018 - $nil and $nil) during the three and six months ended June 30, 2019, respectively.
Non-controlling interests held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by AYES Canada in May 2019 (note 6(b)). The Company incurred non-controlling interest calculated using the HLBV method of accounting of $nil (2018 - $nil) and recorded distributions of $18,013 (2018 - $nil) during the three and six months ended June 30, 2019, respectively.
Long Sault Hydro Facility
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. (“APC”) which was partially owned by Senior Executives.  APC owns the partnership interest in the 18 MW Long Sault Hydro Facility.  A final post-closing adjustment related to the transaction remains outstanding.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

14.	Non-controlling interests
Net loss attributable to non-controlling interests for the three and six months ended June 30, 2019 and 2018 consists of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
HLBV and other adjustments attributable to:
Non-controlling interests - partnership units	$(14,496)	$(9,572)	$(32,335)	$(86,344)
Non-controlling interests - redeemable partnership units	(2,341)	(1,681)	(4,647)	(5,015)
Other net earnings attributable to:
Non-controlling interests	476	431	1,293	1,125
	$(16,361)	$(10,822)	$(35,689)	$(90,234)
Redeemable non-controlling interests, held by related party	7,072	—	13,914	—
Net effect of non-controlling interests	$(9,289)	$(10,822)	$(21,775)	$(90,234)
The non-controlling Class A membership equity investors in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting. The reduced U.S. federal corporate tax rate of 21% and other certain measures included in the The Tax Cuts and Jobs Act effective January 1, 2018 were reflected in the calculation of HLBV in 2018. The changes accelerated HLBV income from future years to the first quarter of 2018 by $55,900.

15.	Income taxes
For the six months ended June 30, 2019, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the favorable tax impact on the income associated with its investment in Atlantica, and the impact of differences in effective tax rates on transactions in foreign jurisdictions.
For the six months ended June 30, 2018, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the immediate fair value loss on its investment in Atlantica, which was not tax benefited, and the tax impact of the accelerated HLBV income as a result of tax reform.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

16.	Basic and diluted net earnings per share
Basic and diluted net earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share is computed using basic weighted-average number of common shares adjusted for the shares issuable upon conversion of the convertible debentures, PSUs, RSUs, and DSUs outstanding during the period, potential incremental common shares resulting from the application of the treasury stock method to outstanding share options and additional shares issued subsequent to quarter-end under the dividend reinvestment plan.
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Net earnings attributable to shareholders of APUC	$156,625	$65,462	$243,031	$83,060
Series A Preferred shares dividend	1,158	1,046	2,323	2,114
Series D Preferred shares dividend	951	968	1,892	1,956
Net earnings attributable to common shareholders of APUC from continuing operations – Basic and Diluted	$154,516	$63,448	$238,816	$78,990
Weighted average number of shares
Basic	493,071,189	462,608,870	491,811,210	447,861,135
Effect of dilutive securities	4,656,910	4,173,646	3,291,211	3,996,021
Diluted	497,728,099	466,782,516	495,102,421	451,857,156
The shares potentially issuable for the three and six months ended June 30, 2019, as a result of 1,113,775 and 1,113,775 share options, respectively (2018 - 3,440,813 and 3,380,184) are excluded from this calculation as they are anti-dilutive.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

17.Segmented information
The Company is managed under two primary business units consisting of the Liberty Utilities Group and the Liberty Power Group. The two business units are the two segments of the Company.
The Liberty Utilities Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States and Canada; the Liberty Power Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
For purposes of evaluating divisional performance, the Company allocates the realized portion of any gains or losses on financial instruments to specific divisions. Equity income from the San Antonio Water System and Wataynikaneyap Power Transmission Project (note 6) are included in the operations of the Liberty Utilities Group. Dividend income from Atlantica and AYES Canada as well as equity income from the AAGES entities (note 6) are included in the operations of the Liberty Power Group. The change in value of investments carried at fair value and unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management’s evaluation of divisional performance and are therefore allocated and reported under corporate. The results of operations and assets for these segments are reflected in the tables below.

	Three Months Ended June 30, 2019
	Liberty Utilities Group	Liberty Power Group	Corporate	Total
Revenue (1)(2)	$281,607	$61,971	$—	$343,578
Fuel, power and water purchased	73,469	2,658	—	76,127
Net revenue	208,138	59,313	—	267,451
Operating expenses	102,021	18,166	—	120,187
Administrative expenses	6,546	7,335	(357)	13,524
Depreciation and amortization	47,034	22,536	243	69,813
Loss on foreign exchange	—	—	1,467	1,467
Operating income (loss)	52,537	11,276	(1,353)	62,460
Interest expense	26,057	16,237	3,546	45,840
Interest, dividend, equity and other income	(1,854)	(37,050)	(364)	(39,268)
Change in value of investments carried at fair value	—	—	(121,394)	(121,394)
Other	8,796	(77)	422	9,141
Earnings before income taxes	$19,538	$32,166	$116,437	$168,141
Capital expenditures	$104,758	$906	$—	$105,664
(1) Revenues include $5,200 related to hedging gains from energy derivative contracts for the three months ended June 30, 2019 that do not represent revenues recognized from contracts with customers.
(2) Liberty Utilities Group revenues include $3,460 related to alternative revenue programs for the three months ended June 30, 2019 that do not represent revenues recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

17.Segmented information (continued)

	Three Months Ended June 30, 2018
	Liberty Utilities Group	Liberty Power Group	Corporate	Total
Revenue (1)(2)	$309,930	$56,213	$—	$366,143
Fuel, power and water purchased	89,069	4,523	—	93,592
Net revenue	220,861	51,690	—	272,551
Operating expenses	101,514	18,748	—	120,262
Administrative expenses	9,212	4,166	185	13,563
Depreciation and amortization	44,740	19,790	251	64,781
Gain on foreign exchange	—	—	(1,272)	(1,272)
Operating income	65,395	8,986	836	75,217
Interest expense	24,767	13,127	535	38,429
Interest, dividend, equity and other income	(1,360)	(8,915)	(617)	(10,892)
Change in value of investment carried at fair value	—	—	(15,033)	(15,033)
Other	346	(157)	1,058	1,247
Earnings before income taxes	$41,642	$4,931	$14,893	$61,466
Capital expenditures	$72,544	$10,552	$—	$83,096
(1) Revenues include $4,846 related to hedging gains from energy derivative contracts for the three months ended June 30, 2018 that do not represent revenues recognized from contracts with customers.
(2) Liberty Utilities Group revenues include $5,339 related to alternative revenue programs for the three months ended June 30, 2018 that do not represent revenues recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

17.Segmented information (continued)

	Six Months Ended June 30, 2019
	Liberty Utilities Group	Liberty Power Group	Corporate	Total
Revenue (1)(2)	$692,631	$128,172	$—	$820,803
Fuel, power and water purchased	224,075	9,579	—	233,654
Net revenue	468,556	118,593	—	587,149
Operating expenses	203,996	36,304	—	240,300
Administrative expenses	11,979	14,889	(226)	26,642
Depreciation and amortization	95,451	44,921	488	140,860
Loss on foreign exchange	—	—	934	934
Operating income (loss)	157,130	22,479	(1,196)	178,413
Interest expense	51,149	32,444	4,868	88,461
Interest, dividend, equity and other income	(3,111)	(60,547)	(900)	(64,558)
Change in value of investments carried at fair value	—	—	(115,576)	(115,576)
Other	10,756	73	2,365	13,194
Earnings before income taxes	$98,336	$50,509	$108,047	$256,892
Capital expenditures	$202,173	$10,877	$—	$213,050
Property, plant and equipment	$4,315,669	$2,462,792	$32,816	$6,811,277
Investments carried at fair value	—	1,097,661	—	1,097,661
Equity-method investees	28,149	22,066	271	50,486
Total assets	$6,070,178	$3,844,668	$119,482	$10,034,328
(1) Revenues include $11,640 related to hedging gains for the six months ended June 30, 2019 that do not represent revenues recognized from contracts with customers.
(2) Liberty Utilities Group revenues include $(3,561) related to alternative revenue programs for the six months ended June 30, 2019 that do not represent revenues recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

17.Segmented information (continued)

	Six Months Ended June 30, 2018
	Liberty Utilities Group	Liberty Power Group	Corporate	Total
Revenue (1)(2)	$733,588	$126,769	$—	$860,357
Fuel and power purchased	252,428	13,454	—	265,882
Net revenue	481,160	113,315	—	594,475
Operating expenses	203,988	37,396	—	241,384
Administrative expenses	18,057	7,745	345	26,147
Depreciation and amortization	89,484	43,433	513	133,430
Gain on foreign exchange	—	—	(1,071)	(1,071)
Operating income	169,631	24,741	213	194,585
Interest expense	49,971	22,867	1,091	73,929
Interest, dividend and other income	(2,760)	(17,676)	(1,117)	(21,553)
Change in value of investment carried at fair value	—	—	101,971	101,971
Other	(1,074)	(40)	8,644	7,530
Earnings (loss) before income taxes	$123,494	$19,590	$(110,376)	$32,708
Capital expenditures	$168,733	$72,537	—	$241,270
	December 31, 2018
Property, plant and equipment	$4,210,115	$2,152,420	$31,023	$6,393,558
Investment carried at fair value	—	814,530	—	814,530
Equity-method investees	959	29,273	260	30,492
Total assets	$6,012,641	$3,269,786	$106,541	$9,388,968
(1) Revenues include $13,230 related to hedging gains from energy derivative contracts for the six months ended June 30, 2018 that do not represent revenues recognized from contracts with customers.
(2) Liberty Utilities Group revenues include $5,970 related to alternative revenue programs for the six months ended June 30, 2018 that do not represent revenues recognized from contracts with customers.
APUC operates in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Revenue
Canada	$21,633	$17,616	$40,164	$36,902
United States	321,945	348,527	780,639	823,455
	$343,578	$366,143	$820,803	$860,357
Revenue is attributed to the two countries based on the location of the underlying facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

18.Commitments and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. (“Gaia”) commenced an action in the Ontario Superior Court of Justice against APUC and certain of its subsidiaries, claiming damages of not less than C$345,000 and punitive damages in the sum of C$25,000. The action arises from Gaia’s 2010 sale, to a subsidiary of APUC, of Gaia’s interest in certain proposed wind farm projects in Canada.  Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets. It is too early to determine the likelihood of success in this lawsuit, however APUC intends to vigorously defend it.
Condemnation Expropriation Proceedings
Liberty Utilities (Apple Valley Ranchos Water) Corp. is the subject of a condemnation lawsuit filed by the town of Apple Valley. A Court will determine the necessity of the taking by Apple Valley and, if established, a jury will determine the fair market value of the assets being condemned.  Resolution of the condemnation proceedings is expected to take two to three years. Any taking by government entities would legally require fair compensation to be paid; however, there is no assurance that the value received as a result of the condemnation will be sufficient to recover the Company's net book value of the utility assets taken.

(b)	Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 6, the following significant commitments exist as of June 30, 2019.
APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and land leasements.
Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$32,904	$11,004	$11,225	$11,452	$11,680	$185,349	$263,614
Gas supply and service agreements (ii)	68,216	41,036	26,969	25,109	20,279	39,648	221,257
Service agreements	47,206	39,575	39,025	41,813	44,685	316,099	528,403
Capital projects	83,990	58,976	—	—	—	—	142,966
Land easements (note 1(c))	6,470	6,626	6,696	6,774	6,867	203,982	237,415
Total	$238,786	$157,217	$83,915	$85,148	$83,511	$745,078	$1,393,655

(i)
Power purchase: APUC’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of June 30, 2019. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.

(ii)
Gas supply and service agreements: APUC’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

19.	Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Accounts receivable	$40,396	$45,821	$11,721	$29,784
Fuel and natural gas in storage	(9,420)	(6,885)	10,061	9,335
Supplies and consumable inventory	(2,944)	(3,397)	(4,921)	(5,344)
Income taxes recoverable	7,623	(2,066)	6,801	(2,074)
Prepaid expenses	1,138	7,287	(5,468)	4,034
Accounts payable	18,429	(10,457)	(10,108)	(50,512)
Accrued liabilities	(45,581)	(13,833)	(55,711)	(29,316)
Current income tax liability	(5,657)	2,099	694	2,789
Asset retirements and environmental obligations	(322)	(5,230)	(1,422)	(5,726)
Net regulatory assets and liabilities	2,007	9,638	8,124	7,039
	$5,669	$22,977	$(40,229)	$(39,991)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments

(a)	Fair value of financial instruments

June 30, 2019	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,097,661	$1,097,661	$1,018,837	$—	$78,824
Development loans and other receivables	$12,242	$12,294	$—	$12,294	$—
Derivative instruments (1):
Energy contracts designated as a cash flow hedge	80,574	80,574	—	—	80,574
Energy contracts not designated as a cash flow hedge	423	423	—	—	423
Currency forward contract not designated as a hedge	1,120	1,120	—	1,120	—
Total derivative instruments	82,117	82,117	—	1,120	80,997
Total financial assets	$1,192,020	$1,192,072	$1,018,837	$13,414	$159,821
Long-term debt	$3,781,906	$4,049,563	$1,446,278	$2,603,285	$—
Convertible debentures	397	627	627	—	—
Preferred shares, Series C	13,860	14,830	—	14,830	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	63	63	—	—	63
Energy contracts not designated as a cash flow hedge	25	25	—	—	25
Cross-currency swap designated as a net investment hedge	76,532	76,532	—	76,532	—
Derivatives designated as foreign exchange hedge	9,608	9,608	—	9,608	—
Currency forward contract not designated as a hedge	632	632	—	632	—
Commodity contracts for regulated operations	2,598	2,598	—	2,598	—
Total derivative instruments	89,458	89,458	—	89,370	88
Total financial liabilities	$3,885,621	$4,154,478	$1,446,905	$2,707,485	$88
(1) Balance of $200 associated with certain weather derivatives has been excluded, as they are accounted for based on intrinsic value rather than fair value.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2018	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investment carried at fair value	$814,530	$814,530	$814,530	$—	$—
Development loans and other receivables	$103,696	$110,019	$—	$110,019	$—
Derivative instruments:
Energy contracts designated as a cash flow hedge	61,838	61,838	—	—	61,838
Currency forward contract not designated as a hedge	869	869	—	869	—
Commodity contracts for regulatory operations	101	101	—	101	—
Total derivative instruments	62,808	62,808	—	970	61,838
Total financial assets	$981,034	$987,357	$814,530	$110,989	$61,838
Long-term debt	$3,336,795	$3,356,773	$768,400	$2,588,373	$—
Convertible debentures	470	639	639	—	—
Preferred shares, Series C	13,418	13,703	—	13,703	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	57	57	—	—	57
Cross-currency swap designated as a net investment hedge	93,198	93,198	—	93,198	—
Interest rate swaps designated as a hedge	8,473	8,473	—	8,473	—
Commodity contracts for regulated operations	1,114	1,114	—	1,114	—
Total derivative instruments	102,842	102,842	—	102,785	57
Total financial liabilities	$3,453,525	$3,473,957	$769,039	$2,704,861	$57

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of June 30, 2019 and 2018 due to the short-term maturity of these instruments.
The fair value of development loans and other receivables (level 2) has been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.
The Company's level 1 fair value of long-term debt is measured at the closing price on the NYSE stock exchange and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of APUC's common shares on converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales and the fair value of the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $12.30 to $112.24 with a weighted average of $24.46 as of June 30, 2019.  The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 20(b)(ii) and 20(b)(iv). The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows and the discount rates applied to these cash flows ranging from 9.2% to 9.7% with a weighted average of 9.66% as of June 30, 2019. Significant decreases (increases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.

(b)	Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.

(i)	Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2019
Financial contracts: Swaps	2,971,366
Forward contracts	4,660,000

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(i)	Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the unaudited interim consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity cost adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts on the unaudited interim consolidated balance sheets:

	June 30, 2019	December 31, 2018
Regulatory assets:
Swap contracts	$119	$66
Option contracts	30	—
Forward contracts	$989	$—
Regulatory liabilities:
Swap contracts	$645	$218
Option contracts	—	134
Forward contracts	$—	$1,259

(ii)	Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities and the Sugar Creek development project by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
806,770	December 2028	35.81	PJM Western HUB
2,664,040	December 2024	27.51	NI HUB
2,803,607	December 2027	36.46	ERCORT North HUB
5,254,390	September 2030	24.54	MISO Illinois HUB
The Company was party to a 10-year forward-starting interest rate swap beginning on July 25, 2018 in order to reduce the interest rate risk related to the probable issuance on that date of a 10-year C$135,000 bond. During 2018, the Company amended and extended the forward-starting date of the interest rate swap to begin on March 29, 2019. During the first quarter, the Company settled the forward-starting interest rate swap contract as it issued C$300,000 10-year senior unsecured notes with an interest rate of 4.60% (note 7(b)).
On May 23, 2019, the Company entered into a cross currency swap, coterminous with the subordinated unsecured notes (note 7(d)), to effectively convert the U.S. dollar denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. The gain or loss related to the fair value changes of the swap is first reported in OCI and a portion of the change is then reclassified from OCI into earnings at each reporting date to offset the foreign exchange transaction gain or loss on the notes.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(ii)	Cash flow hedges (continued)
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018

Effective portion of cash flow hedge	$6,442	$6,204	$10,087	$3,764
Amortization of cash flow hedge	(8)	(8)	(16)	(16)
Amount reclassified from AOCI	5,733	(1,642)	3,559	(2,945)
OCI attributable to shareholders of APUC	$12,167	$4,554	$13,630	$803
The Company expects $8,636 and $2,198 of cash flow hedge currently in AOCI to be reclassified, net of taxes, into non-regulated energy sales and interest expense, respectively, within the next twelve months, as the underlying hedged transactions settle.

(iii)	Foreign exchange hedge of net investment in foreign operation
The Company is exposed to currency fluctuations from its Canadian-based operations. APUC manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases. APUC only enters into foreign exchange forward contracts with major North American financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates the amounts drawn on its revolving and bank credit facilities denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $9,599 and $24,007 for the three and six months ended June 30, 2019, respectively (2018 - loss of $14,574 and $11,719) was recorded in OCI.
Concurrent with its C$150,000, C$200,000 and C$300,000 debenture offerings in December 2012, January 2014, and January 2017, respectively, the Company entered into cross currency swaps, coterminous with the debentures, to effectively convert the Canadian dollar denominated offering into U.S. dollars. The Company designated the entire notional amount of the cross currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Liberty Power Group’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. For the three and six months ended June 30, 2019, a gain of $3,365 and $20,205, respectively (2018 - loss of $11,477 and $17,940) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)	Other derivatives
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.
This risk is mitigated through the use of short-term financial forward energy purchase contracts that are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contract term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in earnings as they occur.
The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligation, including certain project specific debt and its revolving credit facilities, its interest rate swaps as well as interest earned on its cash on hand.
The Company is exposed to foreign exchange fluctuations related to the portion of its dividend declared and payable in U.S. dollars. This risk is mitigated through the use of currency forward contracts. For the three and six months ended June 30, 2019, a gain on foreign exchange of $433 and $156, respectively (2018 - gain of $276 and $204) was recorded in the unaudited interim consolidated statements of operations. These currency forward contracts are not accounted for as a hedge.
For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
June 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)	Other derivatives (continued)
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Change in unrealized loss (gain) on derivative financial instruments:
Energy derivative contracts	$(398)	$67	$(398)	$182
Currency forward contract	(145)	(728)	417	(1,063)
Total change in unrealized loss (gain) on derivative financial instruments	$(543)	$(661)	$19	$(881)
Realized loss (gain) on derivative financial instruments:
Energy derivative contracts	—	—	207	13
Currency forward contract	(288)	452	(573)	859
Total realized loss (gain) on derivative financial instruments	$(288)	$452	$(366)	$872
Gain on derivative financial instruments not accounted for as hedges	(831)	(209)	(347)	(9)
Other	(12)	(12)	(23)	(23)
	$(843)	$(221)	$(370)	$(32)
Amounts recognized in the consolidated statements of operations consist of:
Loss (gain) on derivative financial instruments	(409)	55	(213)	172
Gain on foreign exchange	(434)	(276)	(157)	(204)
	$(843)	$(221)	$(370)	$(32)

(c)	Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view of mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.

21.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.